August 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549-3720

Attention:    Abby Adams

Re:	Lumos Pharma, Inc.
Registration Statement on Form S-3
Filed July 28, 2020
File No. 333-240149

Acceleration Request
Requested Date:    August 7, 2020
Requested Time:    4:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lumos Pharma, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-240149) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rob Suffoletta at (512) 338-5439 or via email at rsuffoletta@wsgr.com.

[Signature page follows]

Securities and Exchange Commission
August 5, 2020

Sincerely,
LUMOS PHARMA, Inc.

/s/ Richard J. Hawkins

Richard J. Hawkins
Chief Executive Officer

cc:	Bradley J. Powers, General Counsel, Lumos Pharma, Inc.
J. Robert Suffoletta, Wilson Sonsini Goodrich & Rosati, P.C.